SolSolutions LLC

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $125,000 to a Maximum Amount of $250,000

Climate Resilience Convertible Notes or "Notes"

6.00% Interest Rate per Year

Unsecured Convertible Debt

Qualified Financing Amount to Trigger Automatic Conversion: $5,000,000

Conversion Discount on Qualified Financing: 15%

2 yr Maturity (12/12/2023)

Minimum Investment: $1000

Incremental Amounts of $100

From October 12, 2021 to December 11, 2021



Table of Contents

Disclosures

- A crowdfunding investment involves risk.

- Past performance is not a guarantee of future results.

- You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Attestations

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

Chaz Peling

CED24E05D57F435...

Charles Peling

CEO

SolSolutions LLC

("SolSolutions", "The Company", Issuer)

10/11/2021

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Description of Business

This investment is in **SOLSOLUTIONS LLC,** ("SolSolutions") a California limited liability company organized on February 3, 2009. SolSolutions (the "**Company**"), is a locally owned single-member LLC. The Company rents and sells mobile solar equipment to local businesses for their off-grid power needs. Market opportunities have recently increased as California wildfires and power grid shut-offs have impacted these businesses.

The Company is located at 4291 Santa Rosa Ave, Unit A, Santa Rosa, CA and its website address is: https://sol-solutions.com/.

BUSINESS PLAN QUICK OVERVIEW

For thirteen years, SolSolutions has served Sonoma County in the heart of Northern California, primarily focusing on equipment sales, rentals, and service of mobile solar generators and lighting. The company serves multiple customer segments (event producers, building contractors and facility managers) within a 250 mile radius of Santa Rosa, California.

Typical rental terms include the setup, service, and maintenance of rental equipment, available for the duration of the rental contract, typically ranging from 3 days to two years. Equipment lease agreements are offered over a 2-year period.

Further, SolSolutions provides consulting and engineering services to homeowners and RV owners. SolSolutions has several dealer-agent agreements with equipment suppliers for both sales and service within their service area.

SOLSOLUTIONS FINANCIAL TRACK RECORD & METRICS

Since its founding in 2009, through 2019, SolSolutions has grown its annual revenue from $120,000 to $436,000 - a 263% increase. In 2019, SolSolutions switched from solar generator manufacturing in the US to selecting quality equipment through dealer/manufacturer agreements. This now focuses the Company's capabilities on sales engineering, training, integration and service.

The following products were introduced over several years:

- Solar stand-alone outdoor lighting products
- Solar light tower sales and rentals
- RV, trailer and Sprinter van solar conversions

SolSolutions began producing innovative mobile power generators in 2009, and by 2010 had introduced new lithium battery technology in the design of these units. Serving power needs at events such as Earthdance and America's Cup, the Company expanded its product line with solar light towers and solar trailers capable of powering full-stage productions.

By 2015, SolSolutions saw increased demand for its mobile solar power offerings from off-grid agriculture and other commercial applications. Since 2017, disaster preparedness and delivery of reliable power in a time of grid outages have been key advantages driving growth - further described in the *Market and Opportunity* section below.

COVID-19

SolSolutions has been impacted **negatively** by COVID-19 in the following ways:

- Before the pandemic, the Bay Area Air Quality Management Board (BAAQMB) had accepted SolSolutions for their Climate Tech Finance program, in concert with the NorCal FDC and I-Bank. However, in March 2020, banking partners pulled out of the program as the COVID lockdowns hit California.
- The company was able to stay in business with SBA loan/grant and PPP assistance. These current liabilities are included in the 2020 financials (see Section 6).
- About 30% of SolSolutions revenue was from recurring customers in event production. This industry was negatively affected when lockdowns were instituted in March 2020, and has not yet fully recovered, continuing into 2021.
- SolSolutions had to scale back employees' time, reduce outbound sales activities, and was subject to increased COVID compliance costs.

However, the company also experienced **positive** outcomes in 2020:

- Because of the severe downturn in the local economy, SolSolutions moved to a bigger, more economical, and more visible location on Santa Rosa Ave. in the southern part of the city in June 2020. The new location has several benefits: it is located on a route frequented daily by many contractors, has a lower rental rate for square footage, and has a showroom, shop, office, and yard storage for all equipment.
- Solar installations nationwide jumped 43% in 2020. California was one of the top 3 states showing an increase in solar adoption for the year. Drivers of the increase included increasing commitments to decarbonization and desires for home improvements as more time was spent at home during the lockdowns.[1]

MARKET AND OPPORTUNITY

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[1] Stevens, Pippa. "The U.S. solar industry posted record growth in 2020 despite Covid, report finds." CNBC. https://www.cnbc.com/2021/03/16/the-us-solar-industry-posted-record-growth-in-2020-despite-covid-19-new-report-finds.html. (Mar 16, 2021).

The California solar market is ranked #1 currently (as of 2020) with a growth projection of 21 gigawatts over the next 5 years.[2] California has been a predominant solar market for many years due to its high number of sunny days per year, high electricity prices,[3] and supportive solar policies.[4] While most solar installations are stationary grid-tied systems, for a number of reasons people now are demanding off-grid and mobile solar solutions. Underlying reasons include increasing California wildfires, unreasonable grid-tie permitting timelines, and growing frustration at the public utility PG&E which filed bankruptcy in 2019[5].

Eight of the top ten largest wildfires in California history have occurred since 2017[6] attributed, in most part, to climate change and other factors.[7] The root cause of at least 1,500 California deadly wildfires in the last 6 years was power lines owned and maintained by the local utility, PG&E[8]. The 117 lives claimed by PG&E-related wildfires in the last 10 years[9] and record increase in carbon emissions[10] have infuriated residents in California. To decrease the number of wildfires caused by poorly maintained transmission lines, recent regulations have caused customers to regularly experience power shut offs, especially during times of bad weather.[11]

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[2]"California Solar". Solar Energy Industries Association. https://www.seia.org/state-solar-policy/california-solar) (Jan, 2021)

[3] "Why California is a leader in solar." https://www.bluesel.com/2018/11/01/why-california-is-a-leader-in-solar/ (Nov, 2018).

[4]Buckley, Tim. "IEEFA update: How California became a global leader in renewable energy." Institute for Energy Economics and Financial Analysis. https://ieefa.org/california-helping-to-provide-leadership-in-renewables-insurance-and-pensions-climate-risk-management/ (April 11, 2019)

[5] "PG&E Bankruptcy." California Public Utilities Commission. https://www.cpuc.ca.gov/industries-and-topics/pge/pge-bankruptcy. (2021).

[6]"Top 20 Largest California Wildfires." Cal Fire. https://www.fire.ca.gov/media/4jandlhh/top20_acres.pdf (Aug 8, 2021)

[7] "Why does California have so many wildfires?" Nytimes.com (https://www.nytimes.com/article/why-does-california-have-wildfires.html) (July, 16, 2021)

[8] Gold, Russell; Blunt, Katherine; and Smih, Rebecca. "PG&E sparked at least 1,500 California fires. Now the utility faces collapse." Wall Street Journal. https://www.wsj.com/articles/pg-e-sparked-at-least-1-500-california-fires-now-the-utility-faces-collapse-11547410768 (Jan 13, 2021)

[9] Rittiman, Brandon. "PG&E disasters killed 117 people last decade." ABC10. https://www.abc10.com/article/news/local/wildfire/pge-disasters-killed-117-people-last-decade/103-3ca212b6-c502-4b7f-948e-ad6e73bf55a3. (Jan 2, 2020).

[10]Morris, JD. "California wildfire emitted a huge amount of carbon dioxide this year. How much of a problem is that?". San Francisco Chronicle. https://www.sfchronicle.com/california-wildfires/article/California-wildfires-emitted-a-huge-amount-of-15775044.php . (Dec 4, 2020).

[11] "Learn about Public Safety Power Shutoffs (PSPS) events." PG&E. https://www.pge.com/en_US/residential/outages/public-safety-power-shuttoff/learn-about-psps.page (2021).

All these factors have increased anxiety in the market. Since grid-tied solar will not provide power when the grid is shut down, many are turning to off-grid solar as an alternative. Additionally, on August 3, 2021 Governor Gavin Newsom announced backup generators are needed as a defense against a projected 3500 megawatt power generation shortfall this year. In turn, the state expects to provide $2 per kilowatt/hour as an incentive to adopt backup power in residences.[12] In an October 2019 California Public Utilities Commission meeting, PG&E CEO Andy Vesey indicated Californians will continue to experience blackouts for a decade[13].

The last 2020 Annual Electric Reliability Report from PG&E[14] published in July 2021, reported that service areas in which SolSolutions operates are part of the top 20 areas with the most unreliable circuits. There are about 15,000 impacted PG&E customers within this area. The report's reliability metrics show that grid segments in SolSolutions territory are 21% less reliable, compared with the previous 5 year rolling average. Further, these metrics may understate the problem since they do not include the number of planned outages.

SolSolutions anticipates increasing demand for its mobile off-grid power solutions in the greater Northern California area because of new opportunities including several longer-term equipment rental contracts plus key partnering/sales agreements for consulting, equipment and services in the agriculture, construction and disaster response markets.

Products and Services

The Company provides mobile solar equipment sales, rental equipment and services to building contractors and facility managers. These clients prefer quiet, zero emissions, zero-maintenance, temporary off-grid power and/or temporary lighting trailers, along with permanent outdoor solar lighting solutions serving business to business markets. The company leverages its in-house expertise to assess, design, select, install, and service equipment. These products aim to provide ease of operation, quality, and reliability to encourage repeat business and extension of rental contracts. The mobile power and lighting equipment providers to SolSolutions provide warranties, reducing the risk if the equipment malfunctions.

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[12] Denning, Liam, "California will pay you handsomely to stay off the grid." https://www.bloomberg.com/opinion/articles/2021-08-03/california-will-pay-for-generator-use-in-power-emergencies (3 Aug, 2021).

[13]Gonzales, Richard. "California Can Expect Blackouts for a Decade, Says PG&E CEO." *NPR - Business.* (18 Oct 2019). (www.npr.org)

[14] "Annual Electric Reliability Report. PG&E. https://www.pge.com/pge_global/common/pdfs/outages/planning-and-preparedness/safety-and-preparedness/grid-reliability/electric-reliability-reports/CPUC-2020-Annual-Electric-Reliability-Report.pdf

Under the operating lease structure, the Company provides full coverage for all maintenance and repairs during the lease term. For leases not including full maintenance and protection plans, the warranty from the manufacturer or distributor remains in effect, and customers are offered a Service and Maintenance package at additional cost. If the Company does not provide maintenance, it is the responsibility of the customer to ensure systems are properly maintained. If they do not perform maintenance and/or the system fails, the customer remains obligated for required lease payments.

Hardware Sales and Rentals

1. Small Stand-Alone Outdoor Lighting Installations

- Hardware, specifications, and features:
    - The Company offers a variety of models: street light poles, parking lot lighting poles of various sizes, homeowner association (HOA) type lighting poles, security lighting, pathway lighting, carport lighting, sign lighting, landscape lighting, etc.
    - They are quiet, have no emissions or utility costs, do not require very expensive trenching for wiring long distances, and are fully automated for operations.
- Target markets:
    - Construction sites, facilities, security, parking, campus sites, schools, and municipalities and many other business-to-business (B2B) managers.
- Contracts:
    - Direct equipment sales, installation and service.



2. Mobile Solar Light Towers

- Hardware, specifications, and features:
    - 160 W high-intensity modular LEDs
    - Solar/battery/LED units are quiet, require no fuel, emissions-free and fully automated for operations
- Target markets:
    - Construction sites, facilities, security, parking and many other B2B managers prefer this option.
- Contracts:
    - Short and long term rental agreement, includes delivery, set-up and training
    - Dealer Sales in California, agency sales elsewhere



3. Hybrid Energy Systems (HES)

- Hardware, specifications, and features:
    - 10 kW, 15 kW, 20kW, 30kW, 60kW, up to 100 kW



- - Outputs: split/phase 240 and 3/phase electric outputs
    - Grid-tied option
    - Diesel/Solar hybrid system
    - Significant reduction in genset run-times, noise, emissions and fuel costs over time. Will run 24/7 with smaller loads off battery/solar, and allow reduction in genset sizing.
    - Full remote monitoring and control enabled; all outdoor grade lockable cabinets.
  - Target markets:
    - Larger construction site or temporary power needs
    - Off-Grid event production
    - Supplemental backup power for commercial sites
    - Solar packages for mobile office companies B2B sales.
  - Contracts:
    - Long or short term rentals
    - Direct sales

4. Large Backup Power Solar Trailers w/Lighting (WattWagons)

- Hardware, specifications, and features:
  - Standard configurations with a 12kW/240V/50A electric output max, 35 kWh large battery and 2.5 kW Solar array on 22 ft dual-axle trailer.
  - Hybrid configuration includes Kubota 11 kW diesel genset for supplemental charging, with a 100 gal fuel tank.



  - Options include an expansion upgrade to the PV array and a complete auxiliary 3300 watt additional array for increased solar charging and power.
- Target markets:
  - Construction sites, agriculture/ranch sites, rural properties that need power now, facilities, event site power, and disaster prep applications.
- Contracts:
  - Direct sales at various price points.
  - Rental, including service, delivery.
  - Accessories rental upsell: electrical distribution equipment.

Services
Custom Consult & Design, Procurement and Integration Services
- Project Types:
  - General off-grid solar/battery/backup power systems.
  - Higher end RV, trailer, Tiny Home and large van solar/battery systems or upgrades, commercial clients looking at built on mobile or truck power systems for refrigeration,

contractors, disaster prep vehicles/or command posts, security/video systems, gate systems, remote communications & internet setups, outdoor LED lighting systems, modular office trailers, etc.

- Consulting on load sizes and energy efficiency is always part of the package, including introductions to innovative products such as solar direct air conditioners, solar pumps, and other developing technologies.

- Contracts:
  - Assessments and engineering billed hourly
  - Travel time billed at cost
  - 30% margin on materials and installation

Quantifying the Benefits

SolSolutions targeted products can provide many benefits and savings for clients, particularly when no other viable options exist. The greatest benefits and savings from solar technology are most apparent in the context of preparing a complete cost analysis over a longer time period. Calculated savings can be constantly updated as legacy prices for grid or fuel-based solutions change. Clients are likely to find a multi-faceted list of improvements and benefits as they choose solar products and services to address their needs:

Value Propositions:

1. Resilience and increased uptime compared with grid-supplied electric or fuel based power systems. Considering current utility blackouts and recurring natural disasters, solar/battery lighting power systems can do their job much more reliably and for much longer than legacy systems which are subject to more prevalent breakdowns and interruptions.

2. Reduction or elimination of emissions and greenhouse gases compared with fossil fuel-based power and lighting equipment.

3. Noise reduction compared with diesel or gas-based power and lighting equipment. Many customers report they prefer quiet power generation in residential areas to reduce complaints from neighbors, especially at night.

4. Reduction or elimination of maintenance costs, including fossil fuel supply chain issues, leaking/spillage, oil/changing, and maintenance.

5. General media, marketing, PR, and branding benefits - Enhancements to marketing strategies by using publicly visible non-polluting and quiet equipment in communities encourage new business development and new customers who identify with more forward-thinking companies.

Service Providers & Supply Chain

SolSolutions utilizes equipment finance to obtain high quality equipment from reliable suppliers. It secures dealer-agent and distributor agreements with these suppliers. Through these agreements,

SolSolutions product offerings are competitive to other products, equipment and alternative suppliers in the marketplace.

SolSolutions is engaged with the following equipment suppliers:

National Signal (nationalsignalinc.net)

SolSolutions' partnership with National Signal under a dealer/agency agreement began in 2016. National Signal is a US-based manufacturer for solar light tower trailers. National Signal has provided SolSolutions with very quick turn around times on equipment and consistent service.

Powr2 (powr2.com/)

SolSolsolutions has had a dealer agreement in place with Powr2 since 2020. Powr2, is a TTTG London company with offices in the US and Europe, has multiple patents and is a leader in the new Hybrid Energy arena.

GreenShine New Energy (streetlights-solar.com/)

SolSolutions has had a dealer-agency contract since 2016 for outdoor solar lighting systems. SolSolutions now has a protected dealer-agency contract for the California market, and an agency commission deal for out-of-state sales. Greenshine New Energy has been a consistent partner with follow-through on agency sales amounting to $300-400k in annual revenue. Further, Greenshine New Energy has engaged SolSolutions on product development concepts including mobile parking lot lighting products.

American Solar Electric (americansolarelectric.com)

SolSolutions has worked with ASE in a dealer-agency contract since 2015 for outdoor solar lighting systems and LED horticulture and agricultural lighting designs.

DC Solar Trailers

The DC Solar bankruptcy in late 2019 resulted in over 700 DC Solar trailers becoming available at public auctions. SolSolutions was able to obtain and refurbish a total of 26 DC Solar trailers, and has sold 19 of these while continuing to gain rental revenue from the 7 currently in inventory.

Although DC Solar is no longer in business, SolSolutions is able to fully service and maintain this equipment, assembled from off-the-shelf components from manufacturers that are still in business. SolSolutions has paid off the current equipment and continues to receive revenue from rental and service contracts.

California-licensed electrical contractors

For permanent solar installations that require permitting and a C10 California electrical contractor, SolSolutions' subsidiary, SolResilience, manages project engineering, permitting and installation. SolSolutions also works with other associated local contractors for installation as needed.

Competition

While there are a number of competitors, each is focused on regional service:

- *Mobile Solar Power (www.mobile-solarpower.com)* - Early integrator and manufacturer of solar trailers and equipment in Southern California, starting to expand into the rental markets.
- *Go Power & Renogy (www.gpelectric.com)* , (https://www.renogy.com) - Both are B2C companies that provide solar kits for RVs and off-grid customers for the DIY market.
- *Ameresco (www.ameresco.com)* - Very large integrator, developer, operation and maintenance company that does large solar and other renewable energy projects in North America and the UK. They also don't provide rental equipment services.
- *Sunbelt Rentals (www.sunbeltrentals.com) and Herc Rentals (www.hercrentals.com)* - Both are very large national equipment rental companies that rent equipment to contractors and facility managers in SolSolutions' service area. Sunbelt Rentals provides competitive pricing for fossil-fueled energy generation equipment.
- Sunwize (www.sunwize.com) - A medium-sized business-to-consumer (B2C) and B2B solar installer/integrator that does grid-tied and off-grid projects. Very similar service offerings to SolSolutions except that they do not rent solar generator equipment. They are based in Oregon and do not provide service to customers inside SolSolutions service area.

Unique Selling Proposition of the Company

SolSolutions is strongly positioned in the large and active Northern California market space with their dedicated background, experience and vision. They focus on solar/battery power systems and mobile applications. SolSolutions has proven their value with equipment rentals in the event production space over the last 8+ years. The ability to rent equipment, provide managed services, and then sell into this sector educates its customers and increases follow-on sales.

SolSolutions also prides itself on competitive advantages which include:

- Integration and Education - the company has created trainable processes for customers through tutorials for understanding critical processes in the use and ownership of electric power systems.
- Models and systems include:
  - Inside knowledge about the market and detailed understanding of unique experiences and value propositions for PG&E customers
  - Highly skilled sales and service technicians

- ○ Repeat and loyal long-term customers
- ○ Brand loyalty and respect from a dedicated following among local influencers and networkers
- ○ A pre-screening tool, to identify feasible customers for solarization and backup power or solar lighting projects
- ○ Critical implementation and service skills for expanding the rental markets successfully
- ○ Established early search engine optimization that continually brings in new clients
- ○ Financial optimization models, to provide energy savings-optimized project quotes to customers
- Community relationships - The team's core leaders come from the world of community organizing, environmental organizing, and event production. These relationships provide access to customers, custom incentives, regulatory strategy, business development opportunities and financing support. We are also involved in several disaster preparedness non-profits serving our local area.

Regulatory Approvals

The regulatory approvals for grid-tied PV systems are onerous, taking up to nine months or more for county engineering reviews and PG&E's permitting process. However, this permitting process is streamlined or eliminated for temporary off-grid and mobile power systems, as these systems are not permanent installations. The majority of SolSolutions' customers do not require permits because they are utilizing temporary, mobile power systems.

Corporate Structure

SolSolutions is a single-member LLC owned by Chaz Peling. SolSolutions handles all activities dealing with sales, equipment, rental, service. All activities that require a C10 California electrical contractors license such as permanent solar installations that require permitting are handled by SolResilience. SolResilience is a subsidiary of SolSolutions and is co-owned 50/50 by Chaz Peling and Bob Leff. Bob Leff, carries the C10 California electrical contractors license required for installations of off-grid and backup solar/electrical projects.

The Offering

Terms of the Offering

You are purchasing convertible debt from the Company.

Set forth below is a summary of the terms pursuant to which **SolSolutions, LLC** intends to offer (the "Offering") certain **Climate Resilience Convertible Notes ("Notes").** For the full text of the Note, Investors must review Appendix 4 (the Subscription Agreement, Terms of the Note/Appendix 1) of this Offering Memorandum and not rely on this summary for a full understanding of the security.

<u>Tombstone</u>


Climate Resilience Convertible Notes

6.0% Interest Rate per Year

Maturity Date: December 12, 2023 (2 years)

Minimum Investment: $1000

Incremental Amounts of $100

Unsecured Convertible Debt

Qualified Financing Amount to Trigger Automatic Conversion: $5,000,000

Conversion Discount on Qualified Financing: 15%

Offering Period: October 12, 2021 to December 11, 2021


<u>Summary</u>

The minimum investment for this Offering shall be $1000 and additional amounts may be invested in increments of $100 thereafter. Interest accrues annually at 6.0% and will be paid upon the maturity of the Note, if the Note does not convert under the events provided for below. The Company will offer a minimum Target Offering Amount of $125,000 (1,250 Notes) and will take oversubscriptions up to a maximum of $250,000 (2,500 Notes) on a first-come, first-served basis.

<u>Conversion Event</u>

The Notes will convert into equity upon a qualified Equity Financing trigger of $5,000,000 at a discount of 15%. The Company will also have the option to convert the Notes to equity if the Company achieves a revenue of $2 million in a trailing 12 month period.

<u>Optional and Mandatory Redemption</u>

The Company is required to pay the outstanding principal of the Notes, plus any accrued interest, in whole during a change of control with a 6% penalty or in the event of a default. The Company also has the option to pay the principal, in whole or in part, plus accrued interest, before the maturity date with a 6% penalty.

Purpose of the Offering

The Company desires to:

1. Obtain funds from crowdfunding investments to hire an office manager, a marketing manager, and technical support staff to expand its capacity to serve increasing demand for mobile solar power sales and rentals.
2. In addition, funds raised will provide upgrades to its solar trailer rental fleet, and finally increase its marketing budget to increase visibility and connection to its target market.
3. Give more people access to impact investing through the crowdfunding platform.

Use of Proceeds

The Company is seeking to raise a minimum of $125,000 and up to $250,000 in this Offering.

	If Target Offering Amount Sold		If Maximum Amount Sold	
	$	%	$	%
Total Proceeds	125,000	100%	250,000	100%
Less securities issued to Raise Green	2,500	2%	5,000	2%
Less: RaiseGreen Fees	6,250	5%	12,500	5%
Net Proceeds	116,250	93%	232,500	93%
Legal, Accounting, Consultants	7,500	6%	7,500	3%
Office Manager	25,000	20%	50,000	20%
Marketing Manager	25,000	20%	50,000	20%
Technical Support/Installation	32,500	28%	35,000	14%
Installation/Service	11,250	9%	35,000	14%
Marketing Budget	10,000	8%	15,000	6%
Solar Trailer/Upgrades	5,000	4%	40,000	16%

Total Use of Net Proceeds	125,000	100%	250,000	100%

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the Offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Staffing Capacity

In the face of increasing market demand for mobile solar power, the Company needs additional customer service, marketing, sales, service and installation support to respond to inbound inquiries and respond in a timely and professional manner to close product sales and rental activities. Therefore,

- **Office Manager -** This key position is required to ensure prompt and professional fielding of customer phone and email inquiries, project management and allocation of resources, accounting and billing support, and other administrative support for the company's technical sales, installation and service teams. The goal is to increase response time and throughput to sales, product rental and consulting opportunities.

- **Marketing Manager:** Having recently completed a website upgrade, the company's marketing and communication activities require professional management of social media, creation and updating of product and service information materials for various market segments, analysis of marketing success and trends, and other activities to increase visibility and distribute news about the company's products more widely.

- **Technical Support/Installation:** An additional staff position is required under supervision of the owner and senior technician. Customers need technical review of their mobile solar requirements and demand which can differ from job to job.

- **Installation/Service:** Additional full and part time positions will support more routine and regular service and installation of products sold and rented in the field. We successfully partner with local jobs creation and training nonprofits to hire and engage diverse candidates for these positions in the growing solar industry.

- **Marketing Budget:** Increased funding for advertising, conferences, presentations, videos and other marketing activities.

- **Solar Trailers/Upgrades:** Funding for upgrades to the company's existing rental fleet and purchase of additional solar trailers. In addition to the crowdfunding proceeds, the company has access to bank equipment financing programs to expand and upgrade its light tower, solar trailer and other rental equipment as required to deploy units based on customer needs.

Legal, Accounting and Consultants

- In addition to fees assessed by our crowdfunding portal, Raise Green, the company incurred legal, accounting and consultant expenses to analyze and craft its Offering. There will be some additional costs for servicing and communicating with crowdfunding investors going forward.

Financing

- Raise Green Fees - Raise Green cash fees are 5% of the total raised amount.
- Raise Green Securities - Raise Green will receive a commission of 2% of total securities offered.

Officers, Directors and Employees

The Company is managed by SolSolutions LLC. The following persons are officers of SolSolutions LLC.

Officers

Chaz Peling

Employer: SolSolutions LLC, CEO and Founder and sole owner.

Dates of Service: 2009 - present

Chaz Peling is the founder and CEO of SolSolutions LLC, a clean tech startup based in Santa Rosa, California. Chaz has led SolSolutions in the business of designing, integrating, building, installing, selling, renting, and servicing mobile and off-grid power and lighting systems in the North Bay for over 12 years.

Prior to that he was a partner in SunTools LLC, which with his partners developed and commercialized the first solar generators in Northern California. Chaz's expertise was developed in years of off-grid and solar lifestyle work and experience in rural Northern California starting in the 1980's, learning from some of the pioneers of solar. Chaz is a life-long entrepreneur, starting and advising three successful businesses. Chaz also spent time in the telecom/Internet industry as a business development manager and sales executive. His experience as a builder and electrician helped him administer complex designs in solar equipment. Chaz has completed an Associate of Arts degree in electronics technology while continuing his education with business and solar/electrical courses.

Employees and Contractors

Traverse Hall

Employer: SolSolutions LLC, Operations and Shop/Rental Manager

Dates of Service: 2013 -present

Traverse joined SolSolutions in 2013 to focus primarily on sustainable event power development. He has grown to be a key contributor in many areas of the growth of the Company, including design ingenuity, marketing, sales, customer service, research and development, creative direction, policy, and strategy. Traverse is well versed in audio production and lighting, having honed his craft in weddings and event spaces for over 10 years prior to joining SolSolutions. He designed and developed multiple solar generators to meet the ever increasing need for off-grid and back-up power.

Lindsay Wood

Outside contractor: SolSolutions LLC, Sales and Marketing Manager

Dates of Service: Several prior outside contracting sections since 2010 with SolSolutions, currently September 2019 to Present.

Lindsay Wood, aka Tiny Home Lady, has been leading teams in Marketing and Sales for the past 30 years. Her passion is to connect people and businesses with products and services that will improve their lives and make the planet a better place to live. Lindsay's commitment to sustainability led her down career paths including biodiesel production, LED lighting, Tiny Homes, Affordable housing development, and off-grid Solar. With so much uncertainty around our grid system, Lindsay strongly believes people owning their own power is key to being resilient in the face of so many changes to our climate and our natural systems. Included in her professional development was a Green MBA from Dominican College in 2003.

Bob Leff

Outside Contractor: SolSolutions LLC, Electrical Design Consultant and C-10 Contractor

Dates of Service: July 2020 to Present

Bob has been involved with all aspects of electrical wiring since 1976, Bob Learned his trade on the west coast of US, holding electrical licenses in Oregon, Washington, Colorado and California. Bob settled in California in 1988 contracting as Electric Works C-10 541062, Bob has worked in all aspects of electrical wiring from Data Fire systems to Solar off-grid wiring. From energy manager of the local community college to acting as the Electrician of record to a 300 employee start up manufacturing company designing alternative housing, Bob brings his design and production services to SolSolutions entering the group as partner in "SolResilience" a subsidiary of SolSolutions, LLC.

Laura Peling

Outside contractor: SolSolutions LLC, CFO and Accounting supervisor. Board Advisor

Dates of Service: 2015 to present.

Laura Peling brings her long-term experience as a CPA and winery and contracting Accountant to our Board as a finance and accounting specialist. She has worked in finance for non-profits and real estate over her career. She enjoys local Sonoma wines and local sourced foods, along with a range of local and Americana Music and has been a lifelong lover of the environment and the earth.

Board of Advisors

The following individuals are on the Board of Advisory of SolSolutions LLC :

These individuals are NOT Corporation Board of Directors at this time, but will be first line candidates for this position in any corporate legal restructuring for immediate near term for SolSolutions LLC.

Dr. Jay Hasty

Dates of Board Service: March 2021 to Present

Principal Occupation: Partner and Founder - Resilient Markets

Outside Consultant: SolSolutions LLC

Jay Hasty is a serial entrepreneur, co-founding several companies in the renewable energy and clean water sector. From early technology R&D, go-to-market strategy, commercial launch and market expansion, Jay has grown small agile companies up to 50 employees with 1000s of project deployments in over 35+ countries. She also holds a patent in novel biomass gasification reactors and engine conversions for heat, power, and biochar.

Other projects include the design and build of a 1M gallon per year biodiesel plant from waste oil. Water technology developments include gasification coupling with atmospheric water deployment which was a winner of the XPRIZE in Water Abundance 2018, and a rapid, zero maintenance system for the 1-step purification of wastewater streams for food & beverage, remediation, and industrial process water recycling. She has sat on several technical advisory boards including a waste plastic-to-fuel company in South Africa, an agriculture and energy green-roofs company and an affordable housing, sustainable infrastructure developer.

She has been living in Puerto Rico for the last 2 years working alongside local leaders on solar projects post-Hurricane Maria in a changing regulatory atmosphere. She worked in a small group of co-founders to start Aceleradora de Cooperativas Eléctricas de Puerto Rico (ACEPR), a program to accelerate the formation and information transfer among electric cooperatives after the recent change in regulation and works with some of the largest commercial real estate holders in PR to develop renewable energy microgrids within their portfolios.

Andy Fusso

Dates of Board Service: November 2020 to Present + Prior Board of Advisors 2009-2013

Principal Occupation: Consultant and Advisor

Outside consultant: SolSolutions

Andy Fusso is the CFO and International Coordinator for Earthdance's global network of peace and music festivals, and in 2020 helped launch the Earthdance.TV live-streaming site. He is also an investor in Alegria Village, an innovative permaculture-based intergenerational community in Costa Rica, dedicated to best practices in regenerative living and design. Previously, he was a board member and Treasurer for the Mount Shasta Bioregional Ecology Center, a small but feisty environmental nonprofit protecting that mountain's water, forest, wildlife and cultural resources. In 2005, he was part of a team which accomplished Dolby Laboratories' initial public offering. From 2003 to 2011, he owned the Jellyfish Gallery art and performance space in San Francisco's SOMA area. Andy continues to advise a variety of organizations and people who make the world a better place.

Joseph Marino

Dates of Board Service: May 2021 to Present

Principal Occupation: Owner & CEO SunPoint Energy Corp.

Joseph Marino, was a past owner of Interstate Battery of the Redwood Empire, and founder of Batteries Inc, Founder DC Power Systems which became Soligent, a national distributor of renewable energy products. He also founded Stellar Energy Systems and Sunpoint Energy a solar distributor which designs and supplies battery backup systems, off-grid systems, and grid tied battery systems. He previously served as a consultant for Soltrac Electric Tractors, Past Board Member of the Solar Living Institute

Current Employees

All operations of the Company will be managed by SolSolutions LLC under an exclusive management agreement.

SolSolutions LLC currently has 2 employees. There are 1 full-time and 1 part-time / intern employees. SolSolutions LLC plans to hire additional employees by the end of Q4 2021 to its Office, Business Development, Sales, Shop, Production, Technology, and Operational teams.

Capital Structure and Ownership

Capital Structure

SolSolutions LLC is wholly owned and managed by Chaz Peling. The Note offering will not affect the voting or economic interest in the Company.

[Owner]	Company	Ownership Interest
Chaz Peling	SolSolutions LLC	100%

Table 3. Owners

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Equity - Founder's Units	LLC Member Units	0	Yes
Convertible Note	TBD	0	No

Table 4. Capital Structure June 30, 2021

Beneficial Owners

Below are the names and ownership levels of each person or entity, as of June 30, 2021 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder of Founder's Units	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Chaz Peling	N/A	100%	100%

Table 5. Beneficial Owners ownership percentages as of June 30, 2021

Indebtedness

The Company has current credit card balances, an SBA loan and equipment finance debts outstanding as of June 30, 2021.

Creditor Name	Creditor(s) Date	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
American Express	Current	6,744	11.24%	open	Credit Card
Capital One	Current	3,809	13.9%	open	Credit Card
Exchange Bank VISA	Current	10,292	12.99%	open	Credit Card
Honda Credit	Current	3,900	0%	02/24/25	Equipment credit
SBA EIDL Loan	TBD	60,000	3.75%	30 years	SBA Loan
Exchange Bank Equipment Finance	TBD	69,717	6.95%	Feb thru July 2024	Equipment Finance 3 separate accounts
Exchange Bank Letter of Credit	TBD	10,000	4.5%	open	Letter of Credit
Dimension Equipment Finance	TBD	60,346	6.75%	10/25	Equipment Finance

Table 6. Material indebtedness of the Issuer as of 6/30/2021

Exempt offerings within the past three years

The Company has none.

Tax Considerations

Currently, SolSolutions is a sole proprietor-owned LLC, it is regarded as Schedule C for Tax purposes by Chaz Peling.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. SOL SOLUTIONS LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Results of Operations

SolSolutions LLC rents and sells mobile solar power and lighting equipment and provides custom design services for commercial and residential customers primarily located in Northern California. Incorporated in 2009, SolSolutions grew steadily over the years, and achieved its highest revenue in 2019.

As with many businesses, 2020 operations and revenues were not representative of expected performance, due to impacts of the Covid-19 global pandemic (see Section 1 - Business Plan). Economic shutdowns nearly eliminated the Company's event services segment, and constrained other segments in various ways. For these reasons, we see the company's 2019 financial results as more representative of normal operations. Current actual results reflect the Company's significant return to normal operations, with expected demand to increase, and growth to continue.

The first half of 2021 saw a rebound of demand for the Company's products and services, as the unreliability of the electrical grid and utility shutoffs added to the Company's traditional environmentally friendly value propositions. For that reason we are including Q1 & Q2 preliminary financial results in the financial results appendix.

Material Changes and Trends from 2009 to 2018

SolSolutions began its operations with the development, manufacture, and sales of mobile solar generators, in several model variations, for the off-grid, tiny home/mobile and small backup power markets. The Company serviced local off-grid solar equipment and services through these years as well. In 2012, the Company expanded its design/build portfolio into a line of solar light towers and small solar/battery power trailers. As well, with additional equipment inventory and seasoned event production staffing, we started offering event production power/lighting rentals and services for Northern California events which led to revenue growth.

Starting in about 2014 to 2017, the Company expanded its product lineups to include rural agricultural type applications, design and sales for solar greenhouse fans and kits, agriculture designed LED lighting systems, and point of use solar power systems that would run these applications. In 2015, SolSolutions ended its own solar light tower manufacturing and formed dealer relationships with a larger solar light tower manufacturer (see Section 1). The Company also became a dealer for solar outdoor lighting poles. SolSolutions expanded our markets in business-to-business and facility sales at that time, continuing to now, and built a portfolio of power and lighting equipment for the rental markets (see Section 1).

Anticipated Revenues

For calendar year 2021, the Company anticipates revenues of $741k, exceeding the pre-pandemic 2019 levels of $436k. This is led by strong demand for sales and rentals of solar trailers and light towers for commercial customers in the construction and facility segments. The special event market segment is also showing signs of returning to health, although there is uncertainty due to continuing constraints on in-person gatherings.

Currently, for 2021 the company expects to receive about 56% of revenue from product sales, 31% from service and rentals, and 13% from custom design services.

Geographically centered in Sonoma County, California, the Company has experienced a strong increase in inquiries for its products among customers requiring reliable power for critical commercial, agricultural, and other needs. In addition, new regulatory requirements discouraging diesel generators have increased the interest in mobile power and lighting solutions in the construction industry.

While experiencing increased demand, the Company requires investment in additional customer service, technical and administrative staffing to enable it to keep up with inbound inquiries and maintain a high level of service and satisfaction. The Company expects the additional staff hired, as outlined in the Use of Proceeds Section, to support increased market demand for its products and services

Anticipated Expenses

On completion of a successful crowdfunding campaign, the company intends to hire additional staff including an office manager, technical support, installation, service and marketing personnel. A portion of the amount raised via crowdfunding would be applied to the Company's marketing campaigns, and upgrades/purchases of rental equipment.

The Company expects that these expenditures will allow greater responsiveness to increased market demands for mobile solar power and lighting throughout the service area.

Recent investments in website development and facilities should continue to benefit operations, and other than staffing costs, overhead is not anticipated to increase soon. Margins are expected to benefit from sales and rental of more profitable equipment and service for commercial customers, and from higher volumes.

Financial Metrics

	December 31, 2020	December 31, 2019
Total Assets:	$433,927	$401,919
Cash & Cash Equivalents:	24,307	53,199
Accounts Receivable:	34,559	8,598
Short-term Debt:	28,722	49,932
Long-term Debt:	169,619	123,335
	CY 2020	CY 2019
Revenues/Sales:	306,944	436,338
Cost of Goods Sold:	183,738	307,187

Taxes Paid:	1,138	2,101
Net Income:	(67,117)	20,324

Table 7. Financial Metrics of the Issuer as of 6/30/2021

Financial Projections

	2021	2022	2023	2024
Revenue	$741,065	$1,345,572	$2,112,179	$2,972,971
Expenses	$577,100	$1,131,013	$1,654,767	$2,231,802
Net Income	$163,965	$214,559	$457,412	$741,169

Table 8. Financial Projections 2021 - 2024

Liquidity and Capital Resources

The Company considers Cash as monies generally in commercial bank accounts and Cash Equivalents as investments with an original maturity of less than 90 days that are very liquid.

The Company currently has $36,551 in Cash and Cash Equivalents as of June 30, 2021. SolSolutions continues to see ongoing revenues and does not expect to run out of cash. The funds from The Offering will be added to available cash to cover planned expenses for expansion as listed in Section 2.

The proceeds of this raise are not required for the viability of the Company but are instrumental in its growth. The Use of Proceeds in Section 2 outlines the critical nature of the raise to meeting our business plans.

The Company has access to $170,000 lines of credit for equipment financing through Exchange Bank and Dimension Equipment Finance to be used for acquisition of additional equipment for its solar trailer, light tower and other rental items to meet the anticipated growth in demand.

The Company expects to begin generating significant additional Revenue through increased sales and rentals by January 1, 2022.

Regulatory Information

Transactions

Sol Solutions, LLC had no transactions since its inception that meet the reporting requirements of Regulation Crowdfunding under Section 227.201(r). As such, the Company has had no other exempt offerings in the past three years.

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the end of the issuers most recent fiscal year. Appendix 2 provides Financial Statements for 2020. The Company will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website (https://sol-solutions.com/).

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Statements for Fiscal Year 2019 & 2020

Financial statements provided here are prepared in accordance with U.S. Generally Accepted Accounting Principles and include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Because this offering maximum is not more than $250,000, financial statements of **Sol Solutions LLC** do not require review or audit by a public accountant that is independent of the Company. The Financial Statements are included in Appendix 2 and are unaudited.

2019 Tax Return Information

Total Income	Taxable Income	Total Tax
$436,338	$20,324	$2,101

Table 9. Tax metrics from Issuer's 2019 return

The above information is provided from the Company's most recently filed Schedule C tax returns in 2019.

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Chaz Peling, as Chief Executive Officer of **SOLSOLUTIONS LLC** certifies that:

1. The financial statements of **SOLSOLUTIONS LLC** included in this Form are true and complete in all material respects.
2. The tax return information of **SOLSOLUTIONS LLC** included in this Form reflects accurately the information reported on the tax return for **SOLSOLUTIONS LLC** filed for the fiscal year ended 2019

DocuSigned by:
Chaz Peling
CED24E05D57F435...

Chaz Peling
Chief Executive Officer
SOLSOLUTIONS LLC
10/11/2021

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and its financial condition. The Company is still subject to all of the same risks that all companies in its business are exposed to. These include risks related to economic downturns, political and economic events and technological developments. There can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that a Note holder will realize their anticipated return on said investment, or any return at all, or that said Note holder will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the Note. Accordingly, you should consider the general as well as the specific risks when determining whether to invest.

These are the risks that relate to the Company:

Company Risks

Customer Repayment Risk

There is a risk that the customers will fail to make payments to the Company and thereby default on their contracts. Although the Company has the right to remove equipment upon a customer's default, some of the equipment is difficult to remove and still may result in limited or no cash recovery from the contract. This could impact accounts receivable and the cash available to repay investors.

Project and Supplier delay risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, and inability to access properties. As a result, the Company could then experience delays in their ability to meet contract commitments and receive rental or lease payments from customers. Accounts receivables could be lower than expected and impact the Company's ability to pay investors.

Key Personnel

The Company is run by a small management team. The Company's success depends on the experience and skill of the board of directors, which consists of its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, among other areas.

Liability Prone

The Company may be subject to product liability claims and other risks related to our business for which insurance coverage may not be available, or available only at an unacceptable cost. As protection against such risks, we maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. New legislation and regulatory actions could change the Company's obligations under applicable federal, state, and local laws, these changes cannot be predicted.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation of equipment until the issues are remedied, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, third-party maintenance contracts, and insurance policies of various types, there is no guarantee that these will cover the full range of possible failures of or damages to the systems.

Breach of Contract

There is a possibility that there could be a breach of contract associated with customer arrangements. Any breach could result in a loss to the Company, and any delayed cash inflows could impact the

Company's ability to meet its liabilities. For example, if the customer does not pay their rental or lease payments in a timely manner, or if other third party vendors, like equipment providers, could not fulfill their contracts.

Operating Risks

Events that delay or impair the operation of the Company, or increase operating costs, would likely impair repayment of the Notes. Investors have no voting rights or any influence over the Company's actions. There are no restrictive covenants on the Company or other restrictions that would prevent the Company from incurring additional debt or taking other actions that may increase risk to investors. There are no cash reserves or other funds available to cover operating cost overruns.

COVID-19

COVID-19 may impact the Company's ability to complete projects and service customers on a timely basis. Contractors and access to premises could experience delays or additional unexpected expenses. Building or property owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments, which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Undercapitalization

While the Company must raise the minimum Target Offering Amount to be able to close its raise, there is no guarantee that that minimum or maximum amount for that matter will be sufficient to achieve the Company's operating goals.

In order to achieve those goals, the Company may need to raise additional funds. There is no guarantee that the Company will be able to raise such funds on acceptable terms, or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, and the continued operations of the Company will be in jeopardy. The Company may be forced to cease operations and sell, or otherwise transfer, all or substantially all of our remaining assets, which could cause an investor to lose all, or a portion of their investment.

Management Discretion As to Use of Proceeds

The Company's success will be substantially dependent on the discretion and judgement of our management team with regard to the application and allocation of the proceeds of this Offering. Management has broad discretion to allocate the proceeds as it finds necessary.

General Solar Risks

Rental/Lease Agreement or Breach of Contract.

There is a possibility that the rental or lease agreements are breached. If this occurs, payments from the sale of electricity could be delayed, or stopped. This could disrupt our cash flow models and cause the company to have to take measures to remedy the breach, which may in turn impair the projected cash flows and any potential dividend to investors from those cash flows.

Estimate Business Projections.

There can be no assurance that the company will meet its financial projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business.

Equipment Manufacturers and Suppliers

We depend on Equipment Manufacturers to provide equipment, service and warranties in a timely manner to conduct our operations. Our ability to meet obligations of our customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

If you make an investment commitment for a crowdfunding offering, then you must make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Convertible Unsecured Debt Risks

This Note consists of both Unsecured Fixed Income Debt Risks and Convertible Debt Risks.

Limited Upside Potential

With fixed income securities (such as the Notes), there is a promise by the Company to pay interest and repay principal back to the investors in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company defaults on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Notes, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Asset-Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes, thus leaving the Company without the cash flow to pay Note obligations.

The Company may also be relying on money from incentives to develop and deploy projects and services, and there is a risk that those incentive payments will be delayed.

Limitations on Recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the project and services. The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes.

Valuation risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws.

No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Call (Prepayment) Risk

The Notes, at the option of the Company, may be prepaid at any time. The Company is obligated to give noteholders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate that may not be compensated fully by the extra cash you receive from the prepayment penalty. If the Notes are called, the noteholder no longer can be converted.

No Public Market for Equity Securities; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the equity securities into which the Notes are convertible, and a trading market for the equity securities of the Company may never develop.

Unlike a noteholder, an equity investor is not entitled to any specific payment, so the investor must bear the economic risks of its investment for an indefinite period of time.

No transfer of the equity securities into which the Notes are convertible may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

In addition, Rule 144, which permits the resale, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended.

The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.

Conversion Risk

Under certain circumstances, the Notes, at the option of the Company, may be converted into equity interests of the Company, even if the investors do not wish the Notes to be converted, or the terms of the conversion are unfavorable to investors.

No Voting Rights

Unless and until converted into equity securities of the Company, the Notes have no voting rights or other rights associated with equity securities of the Company. The Notes are a debt instrument and noteholders will have no voting rights or other ability to influence any actions of the Company.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its Target Offering Amount. Raise Green will get paid a flat 5% on the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green also will receive securities of the same class and having the same terms, conditions, and rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Please see more information available at the FAQ.

After you select to invest on the Raise Green investor marketplace and your payment method, you will need to sign a Subscription Agreement for the investment. In order to purchase the Securities, a Purchaser must take the next step in the process by signing the Subscription Agreement. The

Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green account in order to be able to ask your question, however.

Minimum Target Offering Amount and Maximum Amount

A company selects a minimum Target Offering Amount for a raise and may also select a maximum amount. If the total amount of investor commitments does not meet or exceed the minimum Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the minimum Target Offering Amount has been met.

If the issuer reaches this minimum Target Offering Amount prior to the Close date, and the Offering has been available for investment for at least 21 days, the issuer may choose to close the offering at an earlier date. The Issuer must, however, provide notice via Raise Green to all investors with commitments in the Offering of this deadline change at least five business days prior to such a new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors may cancel an investment commitment for any reason up until 48 hours prior to the NEW Close Date.

In the case of a material change to the issuer or offering terms during a raise, any investor that has made a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the minimum Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the Offeree and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Sol Solutions Financial Results
Unaudited
Profit & Loss Summary
CY 2019 & 2020; Q1/Q2 2021

Summary	Actual 2019	Actual 2020	Actual Q1/Q2 2021
Revenue			
Product Sales	275,973	148,481	167,841
Service & Rental	68,478	74,382	34,189
Custom Design	91,887	84,081	40,708
Total Revenue	**436,338**	**306,944**	**242,738**
Cost of Sales			
Product COS	215,514	100,969	82,219
Service & Rental COS	35,574	11,386	10,399
Custom Design COS	56,098	71,383	38,099
Total COS	**307,187**	**183,738**	**130,717**
GROSS PROFIT	129,151	123,206	112,021
Expenses			
Labor Costs	28,562	45,867	16,083
Marketing/Advertising	1,827	3,695	10,526
Supplies, Misc.	51,872	79,310	45,311
Total Expenses	**82,261**	**128,873**	**71,919**
OPERATING PROFIT	46,890	(5,667)	40,102
Total Other Income	-	-	50,479
Total Other Expense	26,566	61,450	5,736
NET PROFIT/(LOSS)	20,324	(67,117)	84,845
GROSS MARGINS			
Product Sales	60,459	47,512	85,622
Service & Rental	32,904	62,996	23,790
Custom Design	35,789	12,698	2,609
MARGIN %			
Product Sales	21.9%	32.0%	51.0%
Service & Rental	48.1%	84.7%	69.6%
Custom Design	38.9%	15.1%	6.4%
Summary			
Revenue	436,338	306,944	293,217
Expenses	(416,014)	(374,061)	(208,372)
Net Income	20,324	(67,117)	84,845

Sol Solutions Financial Results
Unaudited
Balance Sheet Summary
CY 2019 & 2020; Q1/Q2 2021

Summary	12/31/2019	12/31/2020	6/30/2021
Assets:			
Current Assets	187,210	153,605	188,076
Fixed Assets			
Service Units & Assets	259,441	355,229	352,881
Accumulated Depreciation	(75,229)	(104,604)	(102,460)
Other	30,497	29,697	29,697
Total Assets	**401,919**	**433,927**	**468,195**
Liabilities:			
Accounts Payable	34,710	-	12
Credit Cards	45,842	23,701	22,817
Equipment Finance	88,335	149,619	130,063
SBA Loans	-	71,743	59,900
Other loans & liabilitities	50,618	37,817	19,512
Total Liabilities	**219,505**	**282,880**	**232,303**
Equity:			
Owner's Equity	212,582	248,332	248,332
Retained Earnings	(50,492)	(30,168)	(97,285)
Current Earnings	20,324	(67,117)	84,845
Total Equity	**182,414**	**151,047**	**235,892**
Total Liability & Equity	**401,919**	**433,927**	**468,195**

SolSolutions LLC

Notes To Financial Statements June 30, 2021

Nature Of Operations

SolSolutions LLC (the "Company"), incorporated in 2009, sells and rents mobile solar generators and lighting across multiple customer segments (event producers, building contractors and facility managers within a 250 mile radius of Santa Rosa, CA.

Typical rental terms include the setup, service and maintenance of the rental equipment available for the duration of the rental contract which is available from 3 days to two years. Equipment lease agreements are offered over a 2 year period.

Additionally, SolSolutions provides consulting and engineering services to homeowners and RV owners. SolSolutions has several dealer-agency agreements with equipment suppliers for both sales and service within their service area.

Summary Of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company sales are based on product sales and rentals with revenue being recognized when persuasive evidence of an arrangement existed, shipping of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash principally consists of funds held in checking and savings accounts.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment owned by **the Company** is stated at cost, which approximates fair value. Other expenditures for acquisitions, renewals, and betterments will be capitalized, whereas maintenance and repairs will be expensed as incurred. When equipment is retired or otherwise disposed of, the appropriate accounts are relieved of costs and accumulated depreciation and any resultant gain or loss is credited or charged against operations. Depreciation will be provided on a straight-line basis over the estimated useful lives (10 years) of the equipment.

Income Taxes

The Company elected to be taxed as a disregarded entity (Schedule C) at this point, due to sole owner LLC status.

The Company is subject to routine audits by taxing authorities; however there are no audits for any tax periods in progress.

CONCENTRATIONS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions including unknown economic and social effects of the 2020-21 pandemic and continuation of viral trends and associated laws, regulations and customer concerns prevalent in the region it serves.

Supply chains for the company's products continue to experience disruption and it is uncertain when international goods and components may flow smoothly.

A host of factors beyond **the Company**'s control could cause fluctuations in business conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in customer demand. These adverse conditions could affect **the Company**'s financial condition and the results of its operations. As of June 30, 2021, **the Company** is operating as a going concern.

Appendix 3 – Operating Agreement

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
SolSolutions LLC

This Single-member LLC Operating Agreement represents SolSolutions LLC that was formed in the State of California on February 3rd 2009, hereinafter known as the "Company".

Chaz Peling of 465 Stony Point Rd. Suite 260, Santa Rosa, California, 95401 is recognized as the sole member of the Company (the "Member(s)").

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

1. Name and Principal Place of Business

The name of the Company is SolSolutions LLC with a principal place of business at 880 Piner Rd. Suite 45, Santa Rosa, California, 95403. The mailing address shall be 465 Stony Point Rd. Suite 260, Santa Rosa, California, 95401.

2. Registered Agent

The name of the Registered Agent is Chaz Peling with a registered office located at 465 Stony Point Rd. Suite 260, Santa Rosa, California, 95401 for the service of process as of February 3rd 2009. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of California.

3. Formation

The Company was formed on February 3rd 2009, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of California (the "Statutes").

4. Purpose

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

5. Term

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

6. Member(s) Capital Contributions

The Member(s) shall be making a Capital Contribution described as: $150,000 in direct capital contributions + various equipment contributions, including 1999 Dodge Ram 2500 Truck

7. Distributions.

The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

A "Capital Account" for the Member's shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

8. Books, Records and Tax Returns

The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records and transactions of the Member.

The Company's fiscal year shall be the calendar year with an ending month of December. The Member intends that the Company, as a single member LLC, shall be taxed as a Sole Proprietorship in accordance with the provisions of the Internal Revenue Code.

9. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company

The business and affairs of the Company shall be conducted and managed by the Member(s) in accordance with this Agreement and the laws of the State of California.

Chaz Peling, as sole member of the Company, has sole authority and power to act for or on behalf of the Company, to do any act that would be binding on the Company, or incur any expenditures on behalf of the Company. The Member shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court. The Company is organized as a "member-managed" limited liability company. The Member is designated as the initial managing member.

11. Ownership of Company Property

The Company's assets shall be deemed owned by the Company as an entity, and the Member shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Member may determine.

Except as limited by the Statutes, the Member may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

12. Dissolution and Liquidation

The Company shall dissolve and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement. (ii) The determination by the Member that the Company shall be dissolved.

Upon the death of the Member, the Company shall be dissolved. By separate written documentation, the Member shall designate and appoint the individual who will wind down the Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of a Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

13. Indemnification

The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, costs and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way; provided, that the conduct of the

Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation or termination of the Company as well as the death, removal, incompetency or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

14. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of California. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on February 3rd 2009.

The Member(s) of SolSolutions LLC

_____

Chaz Peling

UNANIMOUS WRITTEN CONSENT

OF THE MEMBERS
OF
SolSolutions LLC
a California Limited Liability Company

 The undersigned, being all of the Members of SolSolutions LLC a California Limited Liability Company (the "Company"), pursuant to Corp. Code § 17704.07(n) hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Members held for this purpose

WHEREAS, it has been proposed that the Company sell and offer up to $250,000 in Convertible Notes (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

Regulation Crowdfunding Offering

WHEREAS, it has been proposed that the Company sell and offer up to $250,000 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a subscription & joinder agreement by and among the Company and the investors party thereto (the "Subscription & Joinder Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Manager (the "Memorandum");

WHEREAS, the Manager has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

WHEREAS, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, have an independent certified public accountant conduct a financial review and enter into agreements with a transfer agent and an escrow agent;

NOW, THEREFORE BE IT RESOLVED, that the Members hereby authorize and approve the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof;

Subscription & Joinder Agreement

RESOLVED, that the form, terms and provisions of the Subscription & Joinder Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each Member of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription & Joinder Agreement, including the issuance of the Securities for a price of $1000.00 per Security payable as set forth in the Subscription & Joinder Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the ''Authorized Officers") be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription & Joinder Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof, approve, and cause the Company to perform its obligations thereunder.

Filing of the Form C

RESOLVED, that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

Online Portal

RESOLVED, that Raise Green, Inc ("Raise Green") shall be engaged to provide the online portal required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Raise Green in connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of _____ 10/11/2021 _____ 2021

DocuSigned by:

Chaz Peling

CED24E05D57F435...

Name: Charles Peling, Sole Member and Manager

EXHIBIT A

SUBSCRIPTION & JOINDER AGREEMENT

Appendix 4 – Subscription Agreement

SolSolutions LLC

Subscription Agreement

Climate Resilience Convertible Notes

6.0% Interest Rate per Year

Maturity Date: December 12th, 2023 (2 years)

Minimum Investment: $1000

Incremental Amounts of $100

Unsecured Convertible Debt

Qualified Financing Amount to Trigger Automatic Conversion: $5,000,000

Conversion Discount on Qualified Financing: 15%

Offering Period: October 12th, 2021 to December 11th, 2021

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" Forum located on the SolSolutions LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   **Offering.**

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from October 12th, 2021 to December 11th, 2021 subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $250,000 of unsecured convertible debt securities (the "**Notes**") issued by SOLSOLUTIONS LLC, a California limited liability company (the "**Company**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes and conversion into equity interests are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of California (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2.   **Subscription.**

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum Target Offering Amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by Offeree will be refunded to the Offeree in full (without interest).

3.   **Closing and Payment.**

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree shall pay to North Capital Private Securities (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, and the Escrow Agent will release the funds to the Company.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   **Record of Purchase; Uncertificated Securities.**

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5.   **Representations and Warranties of the Company.**

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized and existing under the laws of California and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. The Notes will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   _Authorization_

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   _Suitability Standards_

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects;

(b)   _Disclosure of Information_

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested;

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice.

(c)   <u>Power & Authority</u>

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown in Section D; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d)   <u>No Resale; No Withholding; Manner of Offering</u>

(i)   the Offeree is acquiring the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person; and

(ii)   the Offeree is not subject to backup withholding; and

(iii)   The offer to purchase the Subscribed Securities was directly communicated to the Offeree, and at no time was the Offeree presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement or any other form of general advertising, or invited to any promotional meeting, otherwise than in connection and concurrently with such communicated offer.

(e)   <u>Updates and Reliance</u>

The Offeree shall notify Raise Green at <u>Info@raisegreen.com</u> immediately of any material change in any statement made by the Offeree in this Agreement occurring <u>prior to the closing</u> of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   <u>No Registration</u>

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the state of California);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities or the equity interests into which the Subscribed Securities are convertible, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(b)   *Transfer Restrictions*

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: SOLSOLUTIONS LLC

Address: **465 Stony Point Rd. Suite 260**

Email: **accounts@sol-solutions.com**

Attention: **Chaz Peling**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in California and agree that venue shall lie exclusively in Sonoma County, California.

All agreements, representations, and warranties made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement, and any disposition of the equity interests that may be acquired on conversion of the Notes.

Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. All exhibits and all schedules to this Agreement are incorporated in this Agreement as if set forth in full. The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement. Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*):_____

Print Name:_____

Subscribed Securities (i.e. Principal Amount) $_____

Total Dollar Amount (Price) of the Subscribed Securities $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:_____

Offeree Name:_____

Mailing Address: _____

                     _____

Email: _____

State of Residence: _____

Attention: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Principal Amount set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

SOLSOLUTIONS LLC

By: _____

Print Name: **Chaz Peling**

Title: **CEO**

Effective Date: **December 12th, 2021**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $250,000.00, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") (i) on December 12, 2023 (the "Maturity Date"), all remaining outstanding amounts of the original principal amount of the Notes specified on the signature page hereto, and (ii) on any Optional Redemption Date or Mandatory Redemption Date the amounts specified below.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to but excluding the date such principal amount is paid or converted, at a simple interest rate equal to six percent (6%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

The Company shall pay accrued and unpaid interest to each Holder (i) on any Optional Redemption Date or Mandatory Redemption Date, and (ii) on the Maturity Date.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption") as set forth below.

The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below (a) on Change of Control (as defined below), and (b) on the date of any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Optional Redemption or Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to six percent (6%) of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days

If the Maturity Date, or any Optional Redemption Date, or any Mandatory Redemption Date falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Conversion Into Equity

Qualified Financing. Subject to the limitations set forth under "Conversion Mechanics" below, if the Company issues and sells its equity securities ("Equity Interests") to investors while the Notes remain outstanding in any bona fide equity financing for capital-raising purposes, with total proceeds to the Company of not less than $5,000,000 (a "Qualified Financing"), then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and non-assessable Equity Interests in the Company, as provided in "Conversion Mechanics" below. Thereafter, subject to the conversion procedures set forth below, the Company shall issue to Holder the number of Equity Interests calculated as follows:

> The number of Equity Interests each Holder is entitled to receive is determined by discounting the established price of each Equity Interest by fifteen percent (15%). By way of example, if the offering price is $1.00 per Equity Interest, Purchaser's Convertible Notes, including interest accrued, will be converted at eighty-five cents ($0.85) per Equity Interest.

Optional Conversion at Maturity. If any principal amount of the Notes remains outstanding at the Maturity Date, then, if, on the Maturity Date, (a) the Company has achieved a trailing twelve months revenue of at least $2,000,000, and (b) the fair market value of the Conversion Securities, as determined in accordance with the terms set forth in this paragraph, is not less than 90% of the original issue price of such class of equity, the Company, at its option, may convert all outstanding principal of the Notes into that number of equity interests of the most senior class of equity of the Company then authorized (the "Conversion Securities") equal to the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Notes on the date of such conversion, by (y) 0.85 multiplied by the fair market value of the Conversion Securities, as determined by a qualified independent appraiser selected by the Company (an "Optional Conversion at Maturity"). If the Company elects to convert the Notes in an Optional Conversion at Maturity, the Company shall provide the Holders notice of such election at least 10 Business Days in advance of the Maturity Date, setting forth (i) the class of Conversion Securities into which the Notes will convert, (ii) the fair market value of the Conversion Securities, (iii) the number of Conversion Securities to be issued to each Holders, and (iv) any documentation the Holders will be required to sign in connection with such conversion.

Conversion Mechanics. As promptly as practicable after the conversion of the Notes and the issuance of Equity Interests or Conversion Securities, the Company shall issue and deliver to the holder thereof a certificate or certificates evidencing the Equity Interests or Conversion Securities (if certificated), or if the Equity Interests or Conversion Securities, as applicable, are not certificated, shall deliver a true and correct copy of the Company's equity register reflecting the Equity Interests or Conversion Securities held by such holder. In connection with any conversion of the Notes into Equity Interests or Conversion Securities, each Holder shall deliver to the Company any documentation reasonably required by the Company (including without limitation (i) in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing, and (ii) all other agreements among the equity holders of the Company in place at the time of such conversion). The Company shall not be required to issue or deliver the Equity Interests or Conversion Securities into which the Notes may convert until the Holder of such Notes has delivered to the Company any such documentation. No partial conversions are permitted without the prior written approval of the Company. The Company shall not be required to issue fractional Equity Interests or Conversion Securities upon conversion of the Notes; rather, if, on any conversion of the Notes, a fraction of an Equity Interest or Conversion Security results, then at the Company's option, the aggregate number of Equity Interests or Conversion Securities issuable may be rounded up to the nearest full Equity Interest or Conversion Security, as applicable.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) 1.06 times the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

Subordination

The indebtedness evidenced by the Notes is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the Issuance Date or thereafter incurred.

"Senior Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **SOLSOLUTIONS LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a "Q&A" (sometimes referred to as the Forum) Tab for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S.

Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 5 – Offering Page Content

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SolSolutions LLC

Climate Resilience Convertible Notes

SolSolutions rents and sells mobile solar equipment to local businesses for off-grid power needs

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For thirteen years, SolSolutions has served Sonoma County in the heart of Northern California, primarily focusing on equipment sales, rentals, and service of mobile solar generators and lighting. Since its founding in 2009, through 2019, SolSolutions has grown its annual revenue from $120,000 to $436,000 - a 263% increase.

Starting in 2017, disaster preparedness and delivery of reliable power in a time of grid outages have been key advantages driving growth. People now are demanding off-grid and mobile solar solutions in response to increasing California wildfires, unreasonable grid-tie permitting timelines, and growing frustration at the public utility Pacific Gas & Electric (PG&E) which filed bankruptcy in 2019. The last 2020 Annual Electric Reliability Report from PG&E published in July 2021, reported that SolSolutions' service areas are part of the top 20 areas with the most unreliable circuits. For these reasons, SolSolutions anticipates increasing demand for its mobile off-grid power solutions in the greater Northern California area.

The Company is seeking to raise a minimum of $125,000 and up to $250,000 in this Offering. In the face of increasing market demand for mobile solar power, SolSolutions needs additional customer service, marketing, sales, service and installation support to respond to inbound inquiries and respond in a timely and professional manner to close product sales and rental activities.

SOLSOLUTIONS, LLC ("SolSolutions") is a California limited liability company organized on February 3, 2009. SolSolutions (the "Company"), is a locally owned single-member LLC. The Company is located at 4291 Santa Rosa Ave, Unit A, Santa Rosa, CA and its website address is: https://sol-solutions.com/.

Summary

 **Raise Green**

Start Date: 12 October 2021

End Date: 11 December 2021

Investment Terms

Climate Resilience Convertible Notes

6.0% Interest Rate per Year

Maturity Date: December 12, 2023 (2 years)

Minimum Investment: $1000

Incremental Amounts of $100

Unsecured Convertible Debt

Qualified Financing Amount to Trigger Automatic Conversion: $5,000,000

Conversion Discount on Qualified Financing: 15%

Offering Period: October 12, 2021 to December 11, 2021

Target Offering Amount: $125,000

Maximum Amount: $250,000

Summary

The minimum investment for this Offering shall be $1000 and additional amounts may be invested in increments of $100 thereafter. Interest accrues annually at 6.0% and will be paid upon the maturity of the Note, if the Note does not convert under the events provided for below.

Conversion Event

The Notes will convert into equity upon a qualified Equity Financing trigger of $5,000,000 at a discount of 15%. The Company will also have the option to convert the Notes to equity if the Company achieves a revenue of $2 million in a trailing 12 month period.

Optional and Mandatory Redemption

The Company is required to pay the principal of the Notes in whole during a change of control or default with a 6% penalty. The Company also has the option to pay the principal, in whole or in part, before the maturity date with a 6% penalty.



Image 1. SolSolutions off-grid equipment providing power to a local music festival

Form C

The complete Form C for this offering is **available at the SEC EDGAR page,** as well as in the "Documents" tab of this offer.

The Company

Summary

SolSolutions primary business is equipment sales, rentals, and service of mobile solar generators and lighting. The company serves multiple customer segments (event producers, building contractors and facility managers) within a 250 mile radius of Santa Rosa, California. Typical rental terms include the setup, service, and maintenance of rental equipment, available for the duration of the rental contract, typically ranging from 3 days to two years. Equipment lease agreements are offered over a 2-year period. Further, SolSolutions provides consulting and engineering services to homeowners and RV owners. SolSolutions has several dealer-agent agreements with equipment suppliers for both sales and service within their service area.

Highlights

- **Experience:** Over 8 years of experience with inside knowledge about the market and detailed understanding of unique experiences and value propositions for PG&E customers
- **Community Business:** The SolSolutions team's core leaders come from the world of community organizing, environmental organizing, and event production
- **Value Propositions:** Resilience and increased equipment uptime; reduction or elimination of emissions and greenhouse gases; reduction or elimination of maintenance costs; noise reduction
- **Business Model:** The majority of equipment is covered under an operating lease structure with SolSolutions providing full coverage for all maintenance and repairs during the lease term
- **Supply Chain:** SolSolutions has dealer-agent and distributor agreements with multiple suppliers (see the Form C for full list)

Financial Projections

	2021	2022	2023	2024
Revenue	$741,065	$1,345,572	$2,112,179	$2,972,971
Expenses	$577,100	$1,131,013	$1,654,767	$2,231,802
Net Income	$163,965	$214,559	$457,412	$741,169


Table 1. Revenue Projections. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections will be provided during the raise period.

Products and Services

<u>Hardware Sales and Rentals</u>

1. Small Stand-Alone Outdoor Lighting Installations

Quiet, emissionless, fixed solar-powered lighting for streets, parking lots, security, pathways, or carports. SolSolutions sells, installs, and services these products for construction sites, facilities, campuses, schools, and municipalities.

2. Mobile Solar Light Towers

Mobile solar-powered high-intensity lighting for temporary use on construction sites, facilities, security, and parking. SolSolutions provides short- and long-term rental agreements, includes delivery, set-up and training.

3. Hybrid Energy Systems (HES)

Mobile solar, battery, and diesel systems with power ratings ranging from 10 kW to 100 kW for temporary power needs at large construction sites, off-Grid event production, mobile office power, or supplemental backup power for commercial sites. SolSolutions provides long-term and short-term rentals.

4. Large Backup Power Solar Trailers w/Lighting (WattWagons)

High power solar, battery, and diesel hybrid systems with a 12 kW power rating and the option for expansion. Provides power to construction sites, agriculture/ranch sites, rural properties, facilities, event site power, and disaster response. SolSolutions provides direct sales, rentals, service, and delivery.



Services

Custom Consult & Design, Procurement and Integration Services

SolSolutions consults on a number of niche off-grid and back-up applications including: RV, tiny homes, large vans, trucking, disaster preparation and response, security systems, and modular office trailers. Consulting on load sizes and energy efficiency is always part of the package, including introductions to innovative products such as solar direct air conditioners, solar pumps, and other developing technologies.

Suppliers

National Signal

SolSolutions' partnership with National Signal under a dealer/agency agreement began in 2016. National Signal is a US-based manufacturer for solar light tower trailers.

Powr2

SolSolsolutions has had a dealer agreement in place with Powr2 since 2020. Powr2, is a TTTG London company with offices in the US and Europe, has multiple patents and is a leader in the new Hybrid Energy arena.

GreenShine New Energy

SolSolutions has had a dealer-agency contract since 2016 for outdoor solar lighting systems. SolSolutions now has a protected dealer-agency contract for the California market, and an agency commission deal for out-of-state sales. Further, Greenshine New Energy has engaged SolSolutions on product development concepts including mobile parking lot lighting products.

American Solar Electric

SolSolutions has worked with ASE in a dealer-agency contract since 2015 for outdoor solar lighting systems and LED horticulture and agricultural lighting designs.



Image 2. A SolSolutions customer using a

Solman Flex Power Box to power a tiny home.

Use of Proceeds

The Company is seeking to raise a minimum of $125,000 and up to $250,000 in this Offering. In the face of increasing market demand for mobile solar power, SolSolutions needs additional customer service, marketing, sales, service and installation support to respond to inbound inquiries and respond in a timely and professional manner to close product sales and rental activities.

The funds raised will be used to hire an Office Manager, a Marketing Manager, Installation & Support staff, as well as increase SolSolutions marketing budget and upgrade SolSolutions existing rental fleet.

	If Target Offering Amount Sold		If Maximum Amount Sold	
	$	%	$	%
Total Proceeds	125,000	100%	250,000	100%
Less securities issued to Raise Green	2,500	2%	5,000	2%
Less: RaiseGreen Fees	6,250	5%	12,500	5%
Net Proceeds	116,250	93%	232,500	93%
Legal, Accounting, Consultants	7,500	6%	7,500	3%
Office Manager	25,000	20%	50,000	20%
Marketing Manager	25,000	20%	50,000	20%
Technical Support/Installation	32,500	28%	35,000	14%
Installation/Service	11,250	9%	35,000	14%
Marketing Budget	10,000	8%	15,000	6%
Solar Trailer/Upgrades	5,000	4%	40,000	16%
Total Use of Net Proceeds	125,000	100%	250,000	100%

Table 2. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

While most solar installations are stationary grid-tied systems, for a number of reasons people now are demanding off-grid and mobile solar solutions. Underlying reasons include increasing California wildfires, unreasonable grid-tie permitting timelines, and growing frustration at the public utility PG&E which filed bankruptcy in 2019.

Eight of the top ten largest wildfires in California history have occurred since 2017 and have been attributed, in most part, to climate change and other factors. The root cause of at least 1,500 California deadly wildfires in the last 6 years was power lines owned and maintained by the local utility, PG&E. The 117 lives claimed by PG&E-related wildfires in the last 10 years and record increase in carbon emissions have infuriated residents in California. To decrease the number of wildfires caused by poorly maintained transmission lines, recent regulations have caused customers to regularly experience power shut offs, especially during times of bad weather.

All these factors have increased anxiety in the market. Since grid-tied solar will not provide power when the grid is shut down, many are turning to off-grid solar as an alternative. Additionally, on August 3, Governor Gavin Newsom announced backup generators are needed as a defense against a projected 3500 megawatt power generation shortfall this year. In turn, the state expects to provide $2 per kilowatt/hour as an incentive to adopt backup power in residences. In an October 2019 California Public Utilities Commission meeting, PG&E CEO Andy Vesey indicated Californians will continue to experience blackouts for a decade. SolSolutions expects that grid conditions will remain unreliable and demand will continue to grow for mobile, off-grid solutions. This is particularly true for homeowners that are affected by frequent outages and small businesses that rely on a reliable source of electricity for their operations.

How will the Company make money and generate investor returns?

Sol Solutions LLC rents and sells mobile solar power and lighting equipment and provides custom design services for commercial and residential customers primarily located in Northern California. SolSolutions expects strong demand for sales and rentals of solar trailers and light towers for commercial customers in the construction and facility segments. The special event market segment is also showing signs of returning to health, although there is uncertainty due to continuing constraints on in-person gatherings.

Geographically centered in Sonoma County, California, the Company has experienced a strong increase in inquiries for its products among customers requiring reliable power for critical commercial, agricultural, and other needs. In addition, new regulatory requirements discouraging diesel generators have increased the interest in mobile power and lighting solutions in the construction industry.

customer service, technical and administrative staffing to enable it to keep up with inbound inquiries and maintain a high level of service and satisfaction. The Company expects the additional staff hired, as outlined in the Use of Proceeds table, to support increased market demand for its products and services.

What kind of impact is this project expected to have?

SolSolutions targeted products provide many benefits and savings for clients, particularly when no other viable options exist.   The greatest benefits and savings from solar technology are most apparent in the context of preparing a complete cost analysis over a longer time period. Calculated savings can be constantly updated as legacy prices for grid or fuel-based solutions change. Clients will find a multi-faceted list of improvements and benefits as they choose solar products and services to address their needs:

1. Resilience and increased uptime compared with grid-supplied electric or fuel based power systems. Considering current utility blackouts and recurring natural disasters, solar/battery lighting power systems do their job much more reliably and for much longer than legacy systems which are subject to more prevalent breakdowns and interruptions.

2. Reduction or elimination of emissions and greenhouse gases compared with fossil fuel-based power and lighting equipment.

3. Noise reduction compared with diesel or gas-based power and lighting equipment. Many customers report they prefer quiet power generation in residential areas to reduce complaints from neighbors, especially at night.

4. Reduction or elimination of maintenance costs, including fossil fuel supply chain issues, leaking/spillage, oil/changing, and maintenance.

Team



Chaz Peling
CEO, Founder, Sole Owner
SolSolutions LLC
Dates of Service: 2009 - present

Chaz Peling is the founder and CEO of SolSolutions LLC, a clean tech startup based in Santa Rosa, California. Chaz has led SolSolutions in the business of designing, integrating, building, installing, selling, renting, and servicing mobile and off-grid power and lighting systems in the North Bay for over 12 years.

Prior to that he was a partner in SunTools LLC, which with his partners developed and commercialized the first solar generators in NorCal. Chaz's expertise was developed in years of off-grid and solar lifestyle work and experience in rural Northern California starting in the 1980's, learning from some of the pioneers of solar. Chaz is a life-long entrepreneur, starting and advising three successful businesses. Chaz also spent time in the telecom/Internet industry as a business development manager and sales executive. His experience as a builder and electrician helped him administer complex designs in solar equipment. Chaz has completed an AA in electronics technology while continuing his education with business and solar/electrical courses.



Image 3. The WattWagon.



Image 4. The HES.

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and its financial condition. The Company is still subject to all of the same risks that all companies in its business are exposed to. These include risks related to economic downturns, political and economic events and technological developments. There can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that a Note holder will realize their anticipated return on said investment, or any return at all, or that said Note holder will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the Note. Accordingly, you should consider the general as well as the specific risks when determining whether to invest.

Full details of the offering are available in the Form C filed on the <u>**Securities and Exchange Commission's EDGAR Database.**</u>

Company Risks

Customer Repayment Risk

There is a risk that the customers will fail to make payments to the Company and thereby default on their contracts. Although the Company has the right to remove equipment upon a customer's default, some of the equipment is difficult to remove and still may result in limited or no cash recovery from the contract. This could impact accounts receivable and the cash available to repay investors.

Project and Supplier Delay Risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, and inability to access properties. As a result, the Company could then experience delays in their ability to meet contract commitments and receive rental or lease payments from customers. Accounts receivables could be lower than expected and impact the Company's ability to pay investors.

Key Personnel

The Company is run by a small management team. The Company's success depends on the experience and skill of needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, among other areas.

Liability Prone

The Company may be subject to product liability claims and other risks related to our business for which insurance coverage may not be available, or available only at an unacceptable cost. As protection against such risks, we maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Natural Disaster

There is the possibility that a natural disaster or other events beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns. While the equipment is covered by a number of insurance policies, and under the customer's property insurance during the operating term, both to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company or the insurance coverage may not be adequate.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state, and local. New legislation and regulatory actions could change the Company's obligations under applicable federal, state, and local laws, these changes cannot be predicted.

Software/Hardware Failure

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation of equipment until the issues are remedied, and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors. The Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize, to the extent possible, long term manufacturer warranties, installer warranties, third-party maintenance contracts, and insurance policies of various types, there is no guarantee that these will cover the full range of possible failures of or damages to the systems.

Breach of Contract

There is a possibility that there could be a breach of contract associated with customer arrangements. Any breach could result in a loss to the Company, and any delayed cash inflows could impact the Company's ability to meet its liabilities. For example, if the customer does not pay their rental or lease payments in a timely manner, or if other third party vendors, like equipment providers, could not fulfill their contracts.

Operating Risks

Events that delay or impair the operation of the Company, or increase operating costs, would likely impair repayment of the Notes. Investors have no voting rights or any influence over the Company's actions. There are no restrictive covenants on the Company or other restrictions that would prevent the Company from incurring additional debt or taking other actions that may increase risk to investors. There are no cash reserves or other


COVID-19

COVID-19 may impact the Company's ability to complete projects and service customers on a timely basis. Contractors and access to premises could experience delays or additional unexpected expenses. Building or property owners may experience unexpected financial difficulties given unemployment rates and illness amongst tenants and thus default on or delay their lease payments, which in turn would impact the Company's ability to meet its debt obligations. Property owners in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make financing payments.

Undercapitalization

While the Company must raise the minimum Target Offering Amount to be able to close its raise, there is no guarantee that that minimum or maximum amount for that matter will be sufficient to achieve the Company's operating goals.

In order to achieve those goals, the Company may need to raise additional funds. There is no guarantee that the Company will be able to raise such funds on acceptable terms, or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, and the continued operations of the Company will be in jeopardy. The Company may be forced to cease operations and sell, or otherwise transfer, all or substantially all of our remaining assets, which could cause an investor to lose all, or a portion of their investment.

Management Discretion As to Use of Proceeds

The Company's success will be substantially dependent on the discretion and judgement of our management team with regard to the application and allocation of the proceeds of this Offering. Management has broad discretion to allocate the proceeds as it finds necessary.



General Solar Risks

Rental/Lease Agreement or Breach of Contract

There is a possibility that the rental or lease agreements are breached. If this occurs, payments from the sale of electricity could be delayed, or stopped. This could disrupt our cash flow models and cause the company to have to take measures to remedy the breach, which may in turn impair the projected cash flows and any potential dividend to investors from those cash flows.

Estimate Business Projections.

There can be no assurance that the company will meet its financial projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business.

Equipment Manufacturers and Suppliers

We depend on Equipment Manufacturers to provide equipment, service and warranties in a timely manner to conduct our operations. Our ability to meet obligations of our customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or more subcontractors.



General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation Restrictions

If you make an investment commitment for a crowdfunding offering, then you must make that investment (unless you cancel your commitment within a specified period of time).

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment In Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Convertible Unsecured Debt Risks

This Note consists of both Unsecured Fixed Income Debt Risks and Convertible Debt Risks.

Limited Upside Potential

principal back to the investors in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike an equity investment, a noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company defaults on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Notes, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Asset-Liability Cash Flow Mismatch

The lease payments may not exactly match the Company's obligations under the Notes, thus leaving the Company without the cash flow to pay Note obligations.

The Company may also be relying on money from incentives to develop and deploy projects and services, and there is a risk that those incentive payments will be delayed.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the project and services. The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes. There are no provisions for investors to collectively pursue repayment of the Notes. There are no provisions for investors to communicate with each other or take any collective action.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Subordination Risk

The Notes may be subordinated to other debt obligations of the Company. The Company is not restricted from incurring debt in addition to, or senior to, the Notes.

Valuation risk

While the Company believes that the interest rate on the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk

an investor desires to sell their Notes to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Notes. The Company's offer and sale of the Notes will not be registered under the Securities Act or under any state securities laws.

No transfer of the Notes may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Call (Prepayment) risk

The Notes, at the option of the Company, may be prepaid at any time. The Company is obligated to give noteholders their remaining principal investment back plus any interest that is accrued up to the call date; in return for this option, the Company has also promised to pay noteholders a penalty for prepaying early. See the Optional Prepayment section. However, when you go to reinvest your money, current interest rates may be lower, and if so your new investment would carry a lower interest rate that may not be compensated fully by the extra cash you receive from the prepayment penalty. If the Notes are called, the noteholder no longer can be converted.

No Public Market for Equity Securities; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the equity securities into which the Notes are convertible, and a trading market for the equity securities of the Company may never develop.

Unlike a noteholder, an equity investor is not entitled to any specific payment, so the investor must bear the economic risks of its investment for an indefinite period of time.

No transfer of the equity securities into which the Notes are convertible may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

In addition, Rule 144, which permits the resale, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended.

The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity.




Under certain circumstances, the Notes, at the option of the Company, may be converted into equity interests of the Company, even if the investors do not wish the Notes to be converted, or the terms of the conversion are unfavorable to investors.

No Voting Rights

Unless and until converted into equity securities of the Company, the Notes have no voting rights or other rights associated with equity securities of the Company. The Notes are a debt instrument and noteholders will have no voting rights or other ability to influence any actions of the Company.



Image 5. SolSolutions Event Power with Dancy Happy People.

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Video Transcript

The old ways of doing things are failing us. Clearly, our grid-oriented power system is not keeping up.

Hi, I'm Chaz Peling of Sol Solutions, and we're giving communities and businesses the chance to take back their power. For the past 13 years, we've been designing, building, selling and renting solar battery power systems that give communities and businesses the clean, green and silent power they want.

From individuals that need temporary power for their off-grid property or tiny home, to contractors who need to power a job site, to soccer teams that light up the night without loud noise and the dirty smell of a generator, to powering a disaster hub for a community in emergency, Sol Solutions welcomes Raise Green investors to join us in providing mobile, solar-powered equipment to keep our lives and operations running smoothly.

We are in extreme crisis, our country and the world, and we cannot wait for a large institution like our Utilities to fix a problem. We need deployable, ready-to-go power now. Join us. And let's take back control of our power.